Evolve Transition Infrastructure LP
1360 Post Oak Blvd, Suite 2400
Houston, Texas 77056
(713) 783-8000

February 14, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:    Evolve Transition Infrastructure LP
Withdrawal of Registration Statement on Form S-1
(File No. 333-260981)
Ladies and Gentleman:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Evolve Transition Infrastructure LP (“we,” “us,” “our,” or the “Partnership”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-1, as amended (File No. 333-260981), together with the exhibits and amendments thereto, which was filed on November 12, 2021 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. We believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registration Statement was declared effective by the Commission on December 17, 2021, but no securities have been issued or sold under the Registration Statement.
The Partnership acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Partnership requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Partnership proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact the Partnership’s legal counsel, Philip Haines, Esq., of Hunton Andrews Kurth LLP, at (713) 220-4329.
Very truly yours,

/s/ Charles C. Ward
Interim Chief Executive Officer, Chief
Financial Officer and Secretary

cc: Philip Haines, Hunton Andrews Kurth LLP